Exhibit 1

Oi S.A. – In Judicial Reorganization Corporate Taxpayer’s ID (CNPJ/MF) No. 76.535.764/0001-43 Company Registry (NIRE) No. 33.3.0029520-8 Publicly-held Company

MATERIAL FACT

Oi S.A. – In Judicial Reorganization (“Oi” or “Company”), pursuant to Article 157, Paragraph 4, of Law No. 6.404/76 and under the terms of CVM Instruction No. 358/02, hereby informs its shareholders and the market in general that it has acknowledged the statement issued by the Emergency Arbitrator under the arbitration proceedings filed against the Company by shareholder Bratel S.À.R.L. (“Bratel”) with the Market Arbitration Chamber (Câmara de Arbitragem do Mercado), to address issues related to the implementation of the Judicial Reorganization Plan ratified by the reorganization Court (the “Plan”). Such statement was issued without the Company being heard or having been granted the opportunity to offer its arguments, and the Company was granted with a 48-hour deadline to provide information and reply to Bratel’s claims.

The Company believes that, by imposing illegal obstacles to the implementation of the capital increase of the Company provided for under the Plan, such arbitration proceeding conflicts with the resolution taken by the General Meeting of Creditors which approved the Plan, the judgement which ratified it, as well as other decisions taken by the Judicial Reorganization Court, the sole Court of competent jurisdiction to decide on the matter at issue, as also ratified by the Superior Court of Justice.

Finally, the Company clarifies that it deemed appropriate to disclose this Material Fact, despite the 48-hour deadline granted and necessary for the in-depth review of the arbitration proceeding, due to the publicity conferred by third parties to the arbitration proceeding and to the statement of the Emergency Arbitrator. The Company shall take the appropriate measures to prevent any prejudice against the implementation of the Plan.

The Company shall maintain its shareholders and the market informed about any relevant development on the subject of this Material Fact.

Rio de Janeiro, March 6, 2018.

Oi S.A. – In Judicial Reorganization

Carlos Augusto Machado Pereira de Almeida Brandão

Chief Financial Officer, Investor Relations Officer and Officer